Exhibit 99.1

Cango Inc. Announces Closing of PRC Business Disposal and Certain Changes to Board of Directors and Senior Management

SHANGHAI, May 27, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that it has completed the previously announced disposal of all of its business in the PRC (the “PRC Business”). The Company announced on April 3, 2025 that it entered into definitive agreements to sell its PRC Business to Ursalpha Digital Limited (the “Purchaser”) for a total consideration of approximately US$351.94 million in cash (the “PRC Business Disposal”), and announced on May 16, 2025 that its shareholders approved the PRC Business Disposal. All closing conditions for the PRC Business Disposal were satisfied or waived and the transaction was closed on May 27, 2025.

Concurrently with closing of the PRC Business Disposal, the Company entered into a waiver and amendment agreement pursuant to which the Purchaser irrevocably waived its right to request the reversal of the PRC Business Disposal under certain circumstances as provided in the original agreements for the PRC Business Disposal, and the parties also waived or amended certain related provisions.

In addition, concurrently with closing of the PRC Business Disposal, Mr. Yongyi Zhang, Mr. Zhipeng Song, Mr. Dongsheng Zhou and Mr. Rong Liu resigned from their positions as directors of the Company, and Mr. Yongyi Zhang also resigned from his position as the chief financial officer of the Company. The board of directors of the Company have appointed Mr. Yanjun Lin and Mr. Haitian Lu as independent directors of the Company, effective May 27, 2025. Mr. Yanjun Lin has also been appointed as a member of the audit committee and the compensation committee of the Company’s board, and Mr. Haitian Lu has been appointed as a member of the audit committee and the nominating and corporate governance committee of the Company’s board. Mr. Jiayuan Lin was appointed as interim chief financial officer of the Company.

Mr. Yanjun Lin is a FinTech pioneer in digital banking and virtual asset wealth management, as well as a seasoned investment banker and investor. As a founding partner of I.N Capital, a blockchain and AI investment and consulting company, Mr. Lin focuses on financial market investments and services, particularly in AI and Web 3.0 technologies. Mr. Lin was also a senior investment banker at Credit Suisse and Barclays Capital. From 2021 to 2022, Mr. Lin was the chief executive officer for Asia at AMINA Bank AG, a FINMA-licensed Swiss bank specializing in virtual asset banking services, and from 2015 to 2021, the executive director and chief financial officer at 9F Inc. (NASDAQ: JFU), a FinTech company offering digital financial services. Mr. Lin graduated with a bachelor's degree from Guanghua School of Management at Peking University and obtained his EMBA degree from Tsinghua University PBC School of Finance. He is a fellow of the Aspen Institute’s China Fellowship Program and a member of the Aspen Global Leadership Network.

Prof. Haitian Lu is a professor in accounting and finance and the co-director of the Center for Economic Sustainability and Entrepreneurial Finance at the Hong Kong Polytechnic University, with aboundant expertise in FinTech, RegTech and SustainTech. Prof. Lu also serves as a director at Wiselaw Digital Technology Ltd., Wise International Development Ltd, Chinese FI Finance & Treasury Association of Hong Kong Limited, China Life Trustees Limited, Bosera Asset Management Co., Ltd. and Vitalink Technology Co., Ltd. Prof. Lu obtained his Ph.D in law from National University of Singapore, master of law from Liverpool University and bachelor of law from Nanjing University.

As the Company no longer has any business in the PRC, the Company will submit a filing with the China Securities Regulatory Commission (“CSRC”) for the termination of the Company’s status as a “China Concept Stock” subject to CSRC’s jurisdiction.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Cango has deployed its mining operation across strategic locations including North America, the Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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